Media Release 10 January 2022 Sydney, Australia 9 January 2022 Chicago, USA

Exhibit 99.3
James Hardie Industries Announces Management Appointments

Ryan Kilcullen appointed as Senior Vice President, Global Operations
John Arneil appointed as General Manager of Asia Pacific
Dr. Moe Nozari resigned as a non-executive director

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, announced the appointment of Ryan Kilcullen as Senior Vice President, Global Operations, and the appointment of John Arneil as General Manager of Asia Pacific.

Mr. Kilcullen has over 14 years of progressive experience at James Hardie within North America Supply Chain Operations, Engineering, Construction and Lean/HMOS. In this newly created role, a primary focus will be delivering the significant global capacity expansion program with direct responsibility of the global construction and capacity engineering teams. In addition, Ryan will lead the global safety and procurement teams, and will lead centers of excellence for HMOS, Supply Chain and Quality which will focus on the delivery of best practices across all three regions.

Mr. Arneil has over 19 years of experience at James Hardie, with the last 10 years spent in the Asia Pacific business, most recently as Country Manager of Australia and New Zealand. Prior to joining our Asia Pacific business John gained international experience leading our business in the United Kingdom and later our business in Canada. As Country Manager of Australia and New Zealand during our transformation these past three years, John has led those businesses to record results, including a stellar first half of fiscal year 2022 as reported on 9 November 2021; our APAC segment first half fiscal year 2022 net sales increased 23% and Adjusted EBIT increased 27% at an EBIT Margin of 29.2%.

Commenting on Ryan’s promotion, CEO Harold Wiens stated, “Ryan has been a key leader in the success of the foundational strategic initiatives that have transformed our business these past three years. Ryan was instrumental in the implementation of the Hardie Manufacturing Operating System (HMOS) in North America and led the supply chain integration with our customers in North America. Importantly, this newly created role puts our significant global capacity expansion program under one executive leader. Ryan will lead teams globally to deliver greenfield and brownfield expansions in all three regions.”

Speaking on John’s appointment, Mr. Wiens commented, “Promoting John into the GM role in APAC was an easy decision. John has been a key leader within our APAC organization for over 10 years, including his current role as country manager of Australia and New Zealand which represent over 80% of our APAC region profits. I have no doubt that he will continue to help his team deliver excellent results for the entirety of the APAC region.”

In addition to the management appointments, the Company advises that Dr. Moe Nozari resigned as a non-executive director of the Company effective immediately. The Board expresses its thanks to Dr. Nozari for his service and significant efforts since his appointment.

Mr. Kilcullen has a Bachelor of Science in Industrial Engineering from Rensselaer Polytechnic Institute and a Master of Engineering in Logistics from Massachusetts Institute of Technology.

Media Release: James Hardie Industries Announces Management Appointments	1

Media Release 10 January 2022 Sydney, Australia 9 January 2022 Chicago, USA

Mr. Arneil has a Bachelor of Business Management from The University of Queensland and a Master of Business Administration from The University of Leicester.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by Mr. Jason Miele, Chief Financial Officer.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie Industries Announces Management Appointments	2